UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 27, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  STMicroelectronics N.V. Semi-Annual IFRS Report 2010.

STMicroelectronics N.V.

Semi-Annual Report 2010

Semi-Annual Report 2010 – Contents

Contents

I.	DIRECTORS’ REPORT			3

	A.	Business overview	3

	B.	Segment information	5

	C.	Liquidity	6

	D.	Business outlook	9

	E.	Other developments in the first Half of 2010	10

	F.	Related party transactions	12

	G.	Business risk information	12

II.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS			14

	A.	Consolidated income statement	15

	B.	Consolidated statement of comprehensive income	16

	C.	Consolidated statement of financial position	17

	D.	Consolidated statement of changes in equity	18

	E.	Consolidated statement of cash flows	20

	F.	Notes to the Interim Condensed consolidated financial statements	21

III.	SOLE MEMBER OF THE MANAGING BOARD’S STATEMENT			54

IV.	ABOUT STMICROELECTRONICS			55

Semi-Annual Report 2010 – Directors’ Report

I.	Directors’ report

A.	Business overview

The “TAM” is the total available market, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as Microprocessors (“MPUs”), dynamic random access memories (“DRAMs”), optoelectronics devices and Flash Memories).

The growth momentum of the semiconductor industry continued during the first half of 2010, characterized by a strong demand in almost all market applications. Because of this strong semiconductor market, the first half of 2010 registered a solid comparative performance on a year-over-year basis. Based on published industry data by WSTS, semiconductor industry revenues increased in the first half of 2010 on a year-over-year basis by approximately 50% for the TAM and 38% for the SAM to reach approximately $145 billion and $81 billion, respectively.

With reference to our business performance, during the first half of 2010 we continued to register a strong demand from our customers, which translated in a higher level of both orders and revenues due to better industry conditions and good performance of the Group’s customers and product portfolio. Our revenues increased to $4,856 million in the first half of 2010, with a 32.9% increase over the same period in 2009, led by our Automotive Consumer Computer and Communication Infrastructure (“ACCI”) and our Industrial and Multisegment (“IMS”) product segments, while  revenues of our Wireless products segment  decreased.

Our effective average rate of the Euro to the U.S. dollar was $1.37 for €1.00 for the first half of 2010 compared to $1.33 for €1.00 for the first half of 2009.

Our gross margin for the first half of 2010 was 34.6%, largely improving compared to the 21.5% registered in the first half of 2009. However, the first half 2009 was largely penalized by significant unused capacity charges, associated with poor loading. Overall, the gross margin increased by nearly 13 percentage points compared to the year ago period reflecting both higher revenues and improved manufacturing efficiencies in the first half of 2010.

Our operating results for the first half of 2010 return to a profit after last year’s operating losses. The result for the first half of 2010 was an operating income of $107 million, with a significant improvement compared to the $724 million loss in the first half of 2009 due to the higher volume of revenues, as well as an overall improvement of our manufacturing performance and cost control of our operating expenses.

Semi-Annual Report 2010 – Directors’ Report

The first half of 2010 included the reversal of impairment for $162 million on our investment in Numonyx generated by the divestiture of this investment in May 2010. As a result of this sale, we also booked a gain of $18 million. The compensation we received included shares of Micron Technology Inc (“Micron”) common stocks, which at closing were evaluated at $583 million.

As a result, our net income was $214 million for the period. After having attributed $135 million of the ST-Ericsson JVS’ losses to noncontrolling interest, the net income attributable to the equity holders of the parent was $349 million.

In summary, our profitability during the first half of 2010 was generated by the following factors:

•	solid performance of our revenues;
•	continued improvement of our manufacturing performances;
•	product mix improvements in both ACCI and IMS, and
•	the reversal of impairment and the gain from the sale of our proportional share in Numonyx to Micron.

The aforementioned factors were partially offset by the following elements:

•	negative pricing trend;
•	the losses of ST-Ericsson, half of which were attributed to the non-controlling interest.

We posted a semester of improvement in our financial performance, with revenues, gross margin, operating and net income all showing progressive strengthening compared to the first half of 2009.

We were particularly pleased with demand for both IMS and ACCI. In combination, IMS and ACCI delivered sales growth of 52% year-over-year.  Obviously, we are not satisfied with the results in Wireless. However, we are encouraged by ST-Ericsson’s progress in achieving key design-wins as well as restructuring, towards future progressive recovery.

Gross margin increased 131 basis points year-over-year to 34.6% reflecting significantly improved fab loading and performance of the product portfolio.

Net income reflected the reversal of impairment and gain on the sale of Numonyx to Micron as well as the improved profitability of our core businesses. As our results demonstrate, we are well positioned to achieve our financial targets.

Semi-Annual Report 2010 – Directors’ Report

Thanks to our consistent focus on cash generation we have further strengthened our financial position to $745 million compared to $517 million at the end of 2009 (see section C – Liquidity).

Innovative products continue to drive revenue momentum. In the first half of 2010, several new product areas, including advanced 55nm set-top-box solutions that offer our customers top performance at low power and leading-edge functionality, such as 3D graphics and 3D video, 32-bit microcontrollers, as well as power and analog, grew significantly.

Important milestones and design wins were also achieved in the first half such as our gyroscope family entering volume production. Our gyroscope technology is quite broad with target applications including smartphones, robotics, navigation, cameras, gaming and medical devices. In addition, our automotive 32-bit MCU family had continued success with major design-wins, including a body electronics platform from a leading OEM. We also enlarged our general-purpose 32-bit MCU family, sampling to lead customers the STM32L series, the industry’s first ultra-low-power ARM® CortexTM-M3 microcontroller delivering industry-leading energy-saving performance.

This section should be read in conjunction with the report of the Managing Board included in the 2009 Annual Report filed with the AFM (Autoriteit Financiële Markten) on April 16, 2010 and approved by the shareholders at the Annual Shareholders’ Meeting on May 25, 2010.

B.	Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products through our divisions, which include the production and sale of both silicon chips and Smart cards.

 The current organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:
o	Automotive Products Group (“APG”);
o	Computer and Communication Infrastructure (“CCI”);
o	Home Entertainment & Displays (“HED”); and
o	Imaging (“IMG”).
•	Industrial and Multisegment Sector (“IMS”), comprised of:

Semi-Annual Report 2010 – Directors’ Report

o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and
o	Microcontrollers, non-flash, non-volatile Memory and Smart card products (“MMS”).
•	Wireless Segment (“Wireless”), comprised of:
o	2G, EDGE, TD-SCDMA & Connectivity;
o	3G Multimedia & Platforms;
o	LTE & 3G Modem Solutions;

in which since February 3, 2009, we report the sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and
o	Other Wireless, in which we report other revenues, gross margin and other items related to the wireless business but outside the scope of ST-Ericsson JVS.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.

For details about our revenues by segment, please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 26, 2010.

C.	Liquidity

We maintain a solid financial structure, with a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash generated by operations is our primary source of liquidity. Our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2010, we used available cash and cash generated from operations to redeem debt in anticipation of its maturity and to pay dividends. Therefore, the evolution of our cash flow resulted in a $320 million decrease in our cash and cash equivalents. The cash generated from operating activities was lower than the cash used in investing and financing activities, due to payments for purchases of tangible and intangible assets as well as financial assets and due to the partial repurchase of the convertible debt and the payment of dividends to shareholders.

Semi-Annual Report 2010 – Directors’ Report

The evolution of our cash flow for each period is as follows:

	(unaudited)
In millions of USD	June 26, 2010	June 27, 2009
Net cash from (used in) operating activities	1,017	305
Net cash from (used in) investing activities	(809)	652
Net cash from (used in) financing activities	(431)	(246)
Effect of change in exchange rates	(97)	(15)
Net cash increase (decrease)	(320)	696

Net cash from (used in) operating activities.

Net cash from operating activities is (i) the net result adjusted for certain non-cash items and (ii) changes in assets and liabilities. The net cash from operating activities in the first half of 2010 largely improved compared to the prior year period due to the overall improvement in our operating performance.

•	Net result adjusted for non cash items generated $786 million of cash in the first half of 2010 compared to $173 million in the prior year period.
•
Changes in assets and liabilities totaled $231 million in the first half of 2010, mainly due to a favorable change in trade payables, compared to $132 million in the prior year period, mainly due to a change in inventories.

Net cash from (used in) investing activities.

Investing activities generated a cash outflow of $809 million in the first half of 2010, associated with $313 million of payments for tangible assets, $117 million of net payments for the purchase of marketable securities less proceeds from sales, a $62 million investment in short-term deposits, a $330 million investment in intangible and financial assets. Payments for the purchase of tangible assets registered a significant increase from the $163 million registered in the prior year period as we were required to upgrade our production capacity in line with the strong increase in demand for our products. Investing activity in the first half of 2009 generated net cash of $652 million mainly due to the $1,129 million received from Ericsson as part of a business combination in Wireless.

Semi-Annual Report 2010 – Directors’ Report

Net cash from (used in) financing activities.

Net cash used in financing activities was $431 million in the first half of 2010 compared to the $246 million used in the first half of 2009, mainly due to the partial repurchase of our 2016 Convertible Bonds which occurred in January and May 2010 for a total cash consideration of $267 million. Moreover, the first half of 2010 included $88 million as dividends paid to shareholders and $73 million as repayment at maturity of long term debt.

Financial position

As at June 26, 2010, our total financial resources amounted to $2,731 million and were comprised mainly of:

•
Cash and cash equivalents for $1,268 million as at June 26, 2010, the decrease compared to the position as at December 31, 2009, resulting from the partial repurchase of our 2016 Convertible Bonds for a total cash consideration of $267 million and the $88 million dividend payments.

•
Restricted cash of $250 million related to the Numonyx-Hynix joint venture. After the divestiture of Numonyx and the exercise by Hynix of their call option, we consider probable that this amount will be released from any restrictions within 12 months and, as such, we have reclassified this amount from non-current to current financial assets in our consolidated statement of financial position as at June 26, 2010.

•	Short-term deposits of $62 million represent a 12-month certificate of deposit, which can be readily convertible in cash.
•
Current available-for-sale quoted debt instruments, composed of $708 million invested in Aaa treasury bills from the French, German and U.S. governments, $386 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating of Aa3/A+ from Moody’s and S&P. Both the treasury bills and the Floating Rate Notes are reported at fair value. See Note 9 to our Unaudited Interim Condensed Consolidated Financial Statements.

•
Non-current available-for-sale unquoted debt instruments, corresponding to Auction Rate Securities, purchased by Credit Suisse contrary to our instructions, representing interests in collateralized debt obligations with a par value of $261 million, that were carried on our consolidated statement of financial position for $57 million. The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we launched a legal action against Credit Suisse, which resulted into an arbitration award in our favor issued by FINRA in February 2009 and a ruling by the Federal District Court of New York who reaffirmed the arbitration award in our favor and denied Credit Suisse motion to vacate it. This ruling can be appealed by Credit Suisse. For the details of the legal proceedings against Credit Suisse, see Note 9 to our Unaudited Interim Condensed Consolidated Financial Statements.

Semi-Annual Report 2010 – Directors’ Report

At June 26, 2010, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,986 million, which included:

•	$554 million of our 2016 Convertible Bonds for which the holders may exercise a put option in February 2011
•	$615 million of our 2013 Senior Bonds (corresponding to €500 million at issuance),
•	$652 million in European Investment Bank loans (the “EIB Loans”),
•	$72 million in loans from other funding programs, and
•	$93 million of capital leases.

The EIB Loans represent two committed credit facilities as part of R&D funding programs. The first, for R&D in France, was fully drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $69 million had been paid back as at June 26, 2010. The second for R&D projects in Italy, was fully drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million.  As at June 26, 2010, no amount had been paid back. Additionally, we had unutilized committed medium term credit facilities with core relationship banks totaling $500 million. Furthermore, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $650 million and we also maintain uncommitted foreign exchange facilities totaling $718 million at June 26, 2010. At June 26, 2010, the amounts available under the short-term lines of credit were not reduced by any borrowing. In addition, as the parent companies, we and Ericsson have granted ST-Ericsson a $50 million committed facility. The withdrawal of that line is subject to approval of the parent companies at ST-Ericsson’s Board of Directors.

D.	Business outlook

We expect a third quarter revenue with a sequential revenue growth of between 2% and 7%, which equates to solid growth of 13% to 19% when compared to the year-over-year period.

As we did in the first half of 2010, we continue to increase capacity to support the strong demand of our customers and are encouraged by the quality of our backlog.

In addition, we made significant progress during the first half of 2010 with respect to enhancing our product portfolio, improving our financial performance and strengthening our financial position. Looking ahead to the second half of the year, we expect to see further positive progression in our performance.

This outlook is based on an assumed effective currency exchange rate of approximately $1.32 = €1.00 for the 2010 third quarter, which reflects an assumed exchange rate of $1.23 = €1.00

Semi-Annual Report 2010 – Directors’ Report

combined with the impact of existing hedging contracts. The third quarter will close on September 25, 2010.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Business risk information” herein and the Risk Management and Internal Control section of the Report of the Managing Board included in our 2009 Annual Report.

E.	Other developments in the first Half of 2010

On January 4, 2010, we signed an agreement with Enel and Sharp for the manufacture of triple-junction thin-film photovoltaic panels in Italy. On August 2, 2010, we announced, together with Enel and Sharp, the signature of a binding commitment letter for a $150 million project financing agreement and our equal share three parties joint venture, named 3Sun, began operations at the Catania, Italy factory. The Catania factory’s initial photovoltaic panel production capacity, equivalent to 160MW per year, is to be financed through a combination of self-financing, funding from the Italian Joint Ministerial Committee for Economic planning, which recently committed €49 million to this project, and project financing by leading banks. We, Enel and Sharp have each underwritten one third of the joint venture’s equity, with a commitment of €70 million in cash or in tangible and intangible assets, and hold one third of its shares. Our equity commitment will be satisfied by the contribution of the M6 facility in Catania (see below) for a value of €60 million and €10 million cash contribution. Panel production at the Catania plant is scheduled to begin in the second half of 2011.

On February 3, 2010, we announced that Tjerk Hooghiemstra joined us as Executive Vice-President, Chief Administrative Officer, reporting to our President and CEO, Carlo Bozotti. This new position was created with the aim of generating synergies among several staff organizations by optimizing the functions of Human Resources, Health & Safety, Education, Legal, Internal Communication, Security and Corporate Responsibility.

On February 10, 2010, we, together with our partners Intel Corporation and Francisco Partners, entered into a definitive agreement with Micron, in which Micron would acquire Numonyx Holdings B.V. in an all-stock transaction. On May 7, 2010, this transaction closed. In exchange for our 48.6% stake in Numonyx, we received approximately 66.88 million shares of Micron common stock which are recorded as an available-for-sale financial asset. At the May 6, 2010 Micron closing share price of $8.75 per share, the value of the shares was $585 million. Due to the high volatility in the share price, the value of these shares could be subject to material variations and, therefore, in order to partially protect the value of the transaction, we have hedged with certain financial instruments a significant portion of the 66.88 million shares. For the detail of these hedging operations, refer to Note 9.d of our Unaudited Interim Condensed Consolidated Financial Statements. We also have a payable of $78 million due to Francisco Partners at the end of the shares’ six month lock-up period. Also, at the closing of this transaction, the senior credit facility that was supported by our guarantee of $225 million was repaid in full by Numonyx. The overall transaction results in a reversal of impairment

Semi-Annual Report 2010 – Directors’ Report

previously booked on our investment in Numonyx of $162 million and a gain on sale of $18 million. In connection with the divestiture of Numonyx, we also received full ownership of the Numonyx M6 facility in Catania, Italy, which as noted above, we have contributed to 3Sun, the new photovoltaic joint initiative among Enel, Sharp and us.

Under the terms of the agreement to sell Numonyx to Micron, we continue to retain the $250 million deposit with DBS Bank Ltd in Singapore, which is intended to guarantee the Hynix-Numonyx Joint Venture’s debt financing for such amount. Concurrent with our divestiture of Numonyx, we entered into an agreement with Micron and Numonyx that provides that, in the event Hynix exercises its right to purchase Numonyx’s interest in the Hynix joint venture following the closing of the Numonyx transaction, Numonyx will take over all or part of our obligations under the guarantee. On May 31, 2010, Numonyx notified us that on May 28, 2010, Hynix had delivered a call option exercise notice to them. Following these events, we consider likely that our $250 million deposit in favor of the Numonyx-Hynix joint venture will be released to us upon the completion of Hynix’s purchase of Numonyx’s equity interest in the Hynix-Numonyx Joint Venture.

On March 19, 2010, in connection with our legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against our instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in our favor for more than $431 million, including collected interest, entered in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting our petition to affirm the award and directing Credit Suisse to pay us the unpaid balance. Based on the ruling we should receive approximately $358 million, which include approximately $27 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of these securities. This ruling can be appealed by Credit Suisse to the Court of Appeals for the Second Circuit upon resolution of all post judgment motions. On March 31, 2010, the New York Court for the Southern District issued a judgment confirming the March 19, 2010 order and closing the case. On April 15, 2010 following a motion from Credit Suisse dated April 12, 2010 the New York Court for the Southern District granted a temporary stay in execution of the judgment pending resolution of Credit Suisse’s motion to amend; however, the court ordered Credit Suisse to post a full supersedeas bond to guarantee the execution of the judgment prior to ruling on Credit Suisse’s motion. The terms of the bond have not yet been agreed.

At our annual general meeting of shareholders held on May 25, 2010, the following proposals, inter alia, were approved by our shareholders:

•	Approval of our 2009 accounts reported in accordance with International Financial Reporting Standards (IFRS);
•	The reappointment for a three-year term, expiring at the 2013 Annual General Meeting, of the following members of the Supervisory Board: Mr. Raymond Bingham and Mr. Alessandro Ovi; and

Semi-Annual Report 2010 – Directors’ Report

•
The distribution of a cash dividend of US$0.28 per share, to be paid in four equal quarterly installments (in June, August and December 2010 for the first three installments and in February/March 2011 for the last installment)

F.	Related party transactions

Please refer to Note 18 of the Unaudited Interim Condensed Consolidated Financial Statements.

G.	Business risk information

Some of the statements contained in this report that are not historical facts are statements of future expectations that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to among factors:

•
significant changes in demand in the key application markets and from key customers served by our products, which make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations, we are currently experiencing a strong surge in customer demand, which has led to capacity constraints in certain applications;

•
our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs during periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, in an intensely cyclical and competitive industry, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of the ST-Ericsson Wireless joint venture, which represents a significant investment and risk for our business;

•
failure by ST-Ericsson to complete its on-going restructuring initiatives or to successfully compete in a rapidly changing market moving from hardware to more software-driven technology solutions, which may result in significant additional impairment and restructuring charges;

•
our ability to compete in the semiconductor industry since a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars, especially in light of the volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

Semi-Annual Report 2010 – Directors’ Report

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic failures or recalls by our customers for a product containing one of our parts;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

·
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in the Risk Management and Internal Control section of the Report of the Managing Board included in our 2009 Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Semi-Annual Report as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this report to reflect subsequent events or circumstances.

Semi-Annual Report 2010 – Interim Condensed Consolidated Financial Statements

II.	Interim condensed consolidated financial statements

The interim condensed consolidated financial statements of STMicroelectronics N.V. and its subsidiaries (“the Group”) for the six months ended June 26, 2010, as presented by the Sole Member of the Managing Board, are unaudited.

This chapter includes:

•	Interim consolidated income statement for the six months ended June 26, 2010 and June 27, 2009 (unaudited)
•	Interim consolidated statement of comprehensive income for the six months ended June 26, 2010 and June 27, 2009 (unaudited)
•	Interim consolidated statement of financial position as at June 26, 2010 (unaudited) and December 31, 2009.
•	Interim consolidated statement of changes in equity for the six months ended June 26, 2010 and June 27, 2009 (unaudited)
•	Interim consolidated statement of cash flows for the six months ended June 26, 2010 and June 27, 2009 (unaudited)
•	Notes to the interim condensed consolidated financial statements

Semi-Annual Report 2010 – Interim Condensed Consolidated Financial Statements

A.	Consolidated income statement

		(unaudited)
		Six months ended
In millions of USD except per share amount	Notes	June 26, 2010	June 27, 2009
Sales		4,818	3,627
Other revenues		38	26
Total revenues	5	4,856	3,653
Cost of sales	15	(3,178)	(2,867)
Gross profit		1,678	786
Selling, general and administrative	15	(584)	(577)
Research and development	15	(940)	(1,022)
Other income	16	55	176
Other expenses	16	(102)	(62)
Impairment on assets held for sale and related costs		-	(25)
Operating profit (loss)	5	107	(724)
Impairment and realized loss on available-for-sale investments		-	(72)
Finance income		46	40
Finance costs		(65)	(29)
Share of gain (loss) of associates and gain on investment divestiture	6	20	(67)
Impairment or reversal of impairment on investments in associates	6	162	(215)
Profit (Loss) before income tax		270	(1,067)
Income tax benefit / (expense)		(56)	144
Net result		214	(923)
Attributable to:
The equity holders of the parent		349	(790)
Non-controlling interests		(135)	(133)
Net result		214	(923)

Profit (Loss) per share attributable to the equity holders of the parent
Profit (Loss) per share (Basic)	17	0.40	(0.90)
Profit (Loss) per share (Diluted)	17	0.40	(0.90)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Semi-Annual Report 2010 – Interim Condensed Consolidated Financial Statements

B.	Consolidated statement of comprehensive income

	(unaudited)
	Six months ended
In millions of USD	June 26, 2010	June 27, 2009
Net result	214	(923)
Exchange differences on translation of foreign operations	(518)	(15)
Net movement on cash flow hedges	(68)	21
Income tax effect	6	(1)
	(62)	20
Net (loss)/gain on available-for-sale financial assets	77	(8)
Income tax effect	(1)	-
	76	(8)
Other comprehensive income, net of tax	(504)	(3)
Total comprehensive income, net of tax	(290)	(926)
Attributable to:
The equity holders of the parent	(125)	(793)
Non-controlling interests	(165)	(133)
Total comprehensive income, net of tax	(290)	(926)
The accompanying notes are an integral part of these interim condensed consolidated financial statements

Semi-Annual Report 2010 – Interim Condensed Consolidated Financial Statements

C.	Consolidated statement of financial position

		(unaudited)	(audited)
In millions of USD	Notes	June 26, 2010	December 31, 2009
Assets
Non-current assets
Property, plant and equipment	7	3,701	4,178
Goodwill	8	959	989
Intangible assets	7	2,021	1,959
Investments in associates	6	66	303
Other non-current financial assets	9a	301	510
Deferred tax assets		602	642
Other non-current assets		243	219
Total non-current assets		7,893	8,800
Current assets
Inventories	10	1,302	1,275
Trade accounts receivable		1,442	1,366
Other current financial assets	9a	1,967	1,068
Other receivable and assets		630	718
Cash and cash equivalents	11	1,268	1,588
Total current assets		6,609	6,015
Assets held for sale		29	31
Total assets		14,531	14,846
Equity
Equity attributable to the equity holders of the parent		7,981	8,367
Non-controlling interests		1,098	1,263
Total equity	13	9,079	9,630
Non-current liabilities
Interest-bearing loans and borrowings	9c	1,280	2,194
Other non-current financial liabilities	9b	-	56
Employee benefits		190	232
Deferred tax liabilities		189	204
Non-current provisions	14	117	133
Other non-current liabilities		99	91
Total non-current liabilities		1,875	2,910
Current liabilities
Current interest-bearing loans and borrowings	9c	706	201
Trade accounts payable		1,345	883
Other payables and accrued liabilities		597	358
Employee benefits – current portion		480	504
Current provisions	14	243	266
Other current financial liabilities	9b	148	34
Income tax payable		58	60
Total current liabilities		3,577	2,306
Total equity and liabilities		14,531	14,846
The accompanying notes are an integral part of these interim condensed consolidated financial statements

Semi-Annual Report 2010 – Interim Condensed Consolidated Financial Statements

D.	Consolidated statement of changes in equity

For the six months ended June 27, 2009

		Equity attributable to the equity holders of the parent
In millions of USD	Note	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Non- controlling interests	Total equity
As at January 1, 2009 (audited)		1,156	2,114	(482)	1,470	4,501	474	9,233
Net result		-	-	-	-	(790)	(133)	(923)
Other comprehensive income, net of tax		-	-	-	(3)	-	-	(3)
Total comprehensive income		-	-	-	(3)	(790)	(133)	(926)
Employee share award scheme, net of tax		-	-	104	21	(104)	-	21
Purchase of equity from non-controlling interests		-	319	-	-	-	(411)	(92)
Non-controlling interests arising on business combinations		-	-	-	-	-	1,411	1,411
Dividends	13e	-	-	-	-	(105)	-	(105)
As at June 27, 2009 (unaudited)		1,156	2,433	(378)	1,488	3,502	1,341	9,542
The accompanying notes are an integral part of these interim condensed consolidated financial statements

Semi-Annual Report 2010 – Interim Condensed Consolidated Financial Statements

For the six months ended June 26, 2010

		Equity attributable to the equity holders of the parent
In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Non-controlling interests	Total equity
As at January 1, 2010 (audited)		1,156	2,433	(377)	1,867	3,288	1,263	9,630
Net result		-	-	-	-	349	(135)	214
Other comprehensive income, net of tax	13d	-	-	-	(474)	-	(30)	(504)
Total comprehensive income		-	-	-	(474)	349	(165)	(290)
Employee share award scheme, net of tax	13d	-	-	69	17	(69)	-	17
Share conversion option of 2016 Convertible Bonds	13d	-	-	-	(31)	-	-	(31)
Dividends	13e	-	-	-	-	(247)	-	(247)
At June 26, 2010 (unaudited)		1,156	2,433	(308)	1,379	3,321	1,098	9,079
The accompanying notes are an integral part of these interim condensed consolidated financial statements

Semi-Annual Report 2010 – Interim Condensed Consolidated Financial Statements

E.	Consolidated statement of cash flows

		(unaudited)
		Six months ended
In millions of USD	Note	June 26, 2010	June 27, 2009
Cash flows from operating activities
Cash generated from operations	12	911	300
Interests paid		(8)	(21)
Income tax refunded		114	26
Net cash from operating activities		1,017	305
Cash flows from investing activities
Payments for purchases of tangible assets		(313)	(163)
Investments in short-term deposits		(62)	-
Payments for purchases of available-for-sale financial assets		(770)	(890)
Proceeds from sales of available-for-sale financial assets		653	792
Disposal of a financial instrument		-	26
Investments in intangible and financial assets		(330)	(256)
Proceeds received in business combinations		-	1,116
Interests received		13	27
Net cash from (used in) investing activities		(809)	652
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		1	-
Repurchase of convertible debt		(267)	-
Repayment of interest-bearing loans and borrowings		(73)	(48)
Dividends paid to equity holders of the parent company		(88)	(105)
Purchase of equity from non-controlling interests		-	(92)
Payment for other financing activities		(4)	(1)
Net cash used in financing activities		(431)	(246)
Effect of changes in exchange rates		(97)	(15)
Net cash increase (decrease)		(320)	696
Cash and cash equivalents at the beginning of the period		1,588	989
Cash and cash equivalents at the end of the period		1,268	1,685
Reconciliation of cash and cash equivalents
Cash and cash equivalents on the face of the statement of financial position		1,268	1,009
Bank overdrafts included in interest-bearing loans and borrowings		-	(20)
Cash and cash equivalents used in statement of cash flows		1,268	989
The accompanying notes are an integral part of these interim condensed consolidated financial statements

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

F.	Notes to the Interim Condensed consolidated financial statements

1.	Corporate information

STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its statutory domicile in 265, Schiphol Boulevard, Amsterdam and its corporate headquarters located in Geneva, Switzerland.

STMicroelectronics and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

The Group’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. The Group’s first quarter ended on March 27, 2010. Its first half ended on June 26, 2010, its third quarter will end on September 25, 2010 and its fourth quarter will end on December 31, 2010.

These unaudited interim condensed consolidated financial statements have been approved on August 24, 2010 for issue by the Supervisory Board.

2.	Basis of preparation

These unaudited interim condensed consolidated financial statements for the six months ended June 26, 2010 have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted in the European Union.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2009, prepared in accordance with IFRS, as adopted in the European Union, filed with the AFM (Autoriteit Financiële Markten) on April 16, 2010 and approved by the shareholders at the Annual Shareholders’ Meeting on May 25, 2010.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2009, except for the adoption of new Standards and amendments to Standards as at January 1, 2010. The adoption of new standards and interpretations effective from January 1, 2010 were not relevant or did not have a material impact on the Group’s consolidated financial statements.

4.	Estimates

The preparation of the semi-annual financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, income and expenses. Actual results may differ from these estimates.

5.	Operating segment information

The Group operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products through our divisions, which include the production and sale of both silicon chips and smartcards.

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined by IFRS 8.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

The current organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:
o	Automotive Products Group (“APG”);
o	Computer and Communication Infrastructure (“CCI”);
o	Home Entertainment & Displays (“HED”); and
o	Imaging (“IMG”), starting January 1, 2009.
•	Industrial and Multisegment Sector (“IMS”), comprised of:
o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and
o	Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”).
•	Wireless Segment (“Wireless”), comprised of:
o	2 G, EDGE, TD-SCDMA & Connectivity;
o	3G Multimedia & Platforms;
o	LTE & 3G Modem Solutions;

in which since February 3, 2009, we report the sales and operating results of ST-Ericsson as consolidated in the Group’s revenue and operating results; and
o	Other Wireless, in which the Group reports other revenues, gross margin and other items related to the wireless business but outside ST-Ericsson JVS.

The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. In 2010, the Group restated its results from prior periods for illustrative comparisons of its performance by product segment. The tables set forth below reflect the transfer of a small business unit from ACCI to IMS; accordingly, the Group has reclassified the prior period’s revenues and operating income results of ACCI and IMS. Management believes that the restated 2009 presentation is consistent with the 2010 presentation and uses these comparatives when managing the Group.

The principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

The following tables present the Group’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

The tables below set forth information on our net revenues by product segment, product line and location of order shipment:

	(unaudited)
	Six months ended
In millions of USD	June 26, 2010	June 27, 2009
Net revenues by product segments
Automotive Consumer Computer and Communication Infrastructure (ACCI)1	1,955	1,332
Industrial and Multisegment Sector (IMS)	1,755	1,110
Wireless	1,112	1,169
Others2	34	42
Total consolidated net revenues	4,856	3,653

1 Reflecting the transfer of a small business unit from ACCI to IMS, we have reclassified prior period revenues.

2 Includes revenues from the sales of Subsystems, assembly services and other products not allocated to product segments

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

	(unaudited)
	Six months ended
In millions of USD	June 26, 2010	June 27, 2009
Automotive products Group (“APG”)	651	404
Computer and Communication Infrastructure (“CCI”)	539	368
Home Entertainment & Displays (“HED”)	492	363
Imaging (“IMG”)	250	189
Others	23	8
Automotive Consumer Computer and Communication Infrastructure (ACCI)	1,955	1,332
Analog, Power and Micro-Electro-Mechanical Systems (“APM”)	1,224	779
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	530	330
Others	1	1
Industrial and Multisegment Sector	1,755	1,110
2G, EDGE, TD-SCDMA & Connectivity	453	457
3G Multimedia & Platforms	645	698
LTE & 3G Modem Solutions	13	5
Others	1	9
Wireless	1,112	1,169
Others3	34	42
Total consolidated net revenues	4,856	3,653

3 Includes revenues from sales of subsystems and other products not allocated to product segments

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

	(unaudited)
	Six months ended
In millions of USD	June 26, 2010	June 27, 2009
Net revenues by location of order shipment4
EMEA	1,277	1,114
Americas	633	431
Greater China and South Asia	2,061	1,392
Japan and Korea	885	716
Total consolidated net revenues	4,856	3,653

4 Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China and South Asia affiliates are classified as Greater China and South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

The operating income (loss) by product group and reconciliation to operating income (loss) can be detailed as follows:

	(unaudited)
	Six months ended
In millions of USD	June 26, 2010	June 27, 2009
Automotive Consumer Computer and Communication Infrastructure (ACCI)	147	(99)
Industrial and Multi segment sector	228	(17)
Wireless	(253)	(233)
Sub-total operating income of product groups	122	(349)
Strategic R&D and other R&D programs	(7)	(7)
Phase-out and start-up costs	(5)	(34)
Impairment and restructuring charges	(45)	(142)
Unused capacity charges	(1)	(262)
Manufacturing services	2	6
Other non-allocated income and costs5	5	(33)
Sub-total operating loss Others	(51)	(472)
Adjustment on acquired IP R&D	(23)	(14)
Net impact of capitalized development costs	133	68
Derivative instruments not designated as hedge instruments under IFRS	(72)	29
Other non-allocated expenses and IFRS/US GAAP adjustments	(2)	14
Sub-total IFRS/US GAAP impact on operating income (loss)	36	97
Total operating income (loss)	107	(724)

5 Includes unallocated expenses such as certain corporate level operating expenses and other costs

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

6.	Investments in associates

Investments in associates as at June 26, 2010 and December 31, 2009 were as follows:

	(unaudited)		(audited)
	June 26, 2010		December 31, 2009
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
Numonyx	-	-	223	48.6%
ST-Ericsson AT Holding (“JVD”)	54	49.9%	67	49.9%
Others	12		13
Total	66		303

Numonyx

In 2007, the Group entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of the Group’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”).

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Group contributed its flash memory assets and businesses for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 9a.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Group have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default, the banks will exercise the Group’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was recognized as a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment.

On February 10, 2010, the Group announced that, together with its partners Intel Corporation and Francisco Partners, it had entered into a definitive agreement with Micron, in which Micron would acquire Numonyx Holdings B.V. in an all-stock transaction. As soon as the Group considered that it was highly probable that the sale would be completed within 12 months, the investment in Numonyx was reclassified as an asset held for sale and measured at fair value less costs to sell. Immediately before this reclassification, the Group reversed partially the impairment recorded in the previous

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

years for an amount of $162 million. This reversal is presented in the line “Impairment or reversal of impairment on investments in associates”.

On May 7, 2010, the transaction with Micron effectively closed. In exchange for its 48.6% stake in Numonyx, the Group received approximately 66.88 million shares of Micron common stock. At the opening of the US financial market on May 7, 2010, the price of Micron’s shares was $8.75 per share. Hence, the value of the shares at closing date was $583 million taking into account a discount of $2 million to reflect the lock-up period restriction applicable to these shares. As described in note 9d, a substantial portion of such Micron shares is hedged. In connection with this transaction, the Group also has a payable of $78 million due to Francisco Partners at the end of the shares’ six month lock-up period. Also, at the closing of this transaction the senior credit facility that was supported by our guarantee of $225 million has been repaid in full by Numonyx. The overall transaction resulted in a gain after tax of $18 million included in line “Share of gain (loss) of associates and gain on investment divestiture”.

ST-Ericsson AT Holding

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Group received an interest in ST-Ericsson AT Holding AG (“JVD”) that was valued at $99 million. JVD, in which the Group owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture. The Group has a significant influence and therefore accounts for JVD under the equity method. The following table illustrates summarized financial information of the Group’s investment in JVD:

	(unaudited)	(unaudited)
In millions of USD	June 26, 2010	December 31, 2009
Share of JVD’s unaudited IFRS statement of financial position:
Non-current assets	23	26
Current assets	16	17
Equity	8	10
Non-current liabilities	5	6
Current liabilities	26	27
Share of JVD’s unaudited IFRS revenue and profit (loss):
Revenue	57	121
Profits	1	(8)
Carrying amount of the investment	54	67
Initial value of investment	99	99
Cumulated share of profit or loss	(7)	(8)
Amortization of basis difference	(38)	(24)

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

7.	Property, plant and equipment and intangible assets

Changes in the net carrying amount of property, plant and equipment and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as at January 1, 2010 (audited)	4,178	1,959
Additions	460	334
Disposals	(22)	-
Impairment	(5)	(55)
Amortization / Depreciation expense	(530)	(215)
Foreign currency translation	(380)	(2)
Net book value as at June 26, 2010 (unaudited)	3,701	2,021

8.	Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	Wireless sector (“Wireless”)	Industrial and Multi segment Sector (“IMS”)	Total
Balance at January 1, 2010 (audited)	25	890	74	989
Foreign currency translation	-	(19)	(11)	(30)
Balance at June 26, 2010 (unaudited)	25	871	63	959

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

9.	Other financial assets and financial liabilities

a)	Other financial assets

	(unaudited)	(audited)
In millions of USD	June 26, 2010	December 31, 2009
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	1,735	1,042
Available-for-sale investments – unquoted debt securities	135	215
Available-for-sale investments – unquoted equity securities	31	29
Quoted equity securities at fair value through profit or loss	22	-
Restricted cash	250	250
Short-term deposits	62	-
Other	8	6
Total other financial assets	2,243	1,542
Current	1,952	1,032
Non-current	291	510
Derivative financial instruments
Cash flow hedges
Forward foreign exchange contracts	1	9
Purchased currency options	-	9
Contingent zero-cost collar	18	-
Derivatives not designated as hedges
Combined options	3	-
Forward foreign exchange contracts	3	18
Total derivatives financial instruments	25	36
Current	15	36
Non-current	10	-
Total other financial assets (including derivatives)	2,268	1,578
Total current	1,967	1,068
Total non-current	301	510

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

Movements in other financial assets (excluding derivatives) recorded in the first six months of 2010 are summarized as follows:

In millions of USD	Jan 1, 2010 (audited)	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase	Sale	Foreign exchange result recognized in OCI*	Numonyx disposal	June 26, 2010 (un- audited)
Government bonds issued by the U.S. Treasury	340	-	-	490	(380)	-	-	450
Government bonds issued by foreign governments	144	-	-	280	(133)	(33)	-	258
Senior debt floating rate note issued by financial institutions	548	2	-	-	(140)	(24)	-	386
Quoted equity instruments	10	48	-	-	-	-	583	641
Sub-total Available-for-sale investments – quoted debt and equity securities	1,042	50	-	770	(653)	(57)	583	1,735
Auction rate securities	42	15	-	-	-	-	-	57
Long-term subordinated notes	173	2	6	-	-	-	(181)	-
Current Subordinated Notes from Numonyx	-	-	-	-	-	-	78	78
Sub-total Available-for-sale investments – unquoted debt securities	215	17	6	-	-	-	(103)	135
Available-for-sale investments – unquoted equity securities	29	2	-					31
Equity securities at fair value through profit or loss	-	-	2	-	-	-	20	22
Restricted cash	250	-	-	-	-	-	-	250
Short-term deposits	-	-	-	62	-	-	-	62
Other current financial assets	6	-	2	-	-	-	-	8
Total other financial assets (excluding derivatives)	1,542	69	10	832	(653)	(57)	500	2,243
*OCI: Other comprehensive income

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

Available-for-sale investments – quoted debt and equity instruments

As at June 26, 2010, the Group had investments in quoted marketable debt instruments for an aggregate value of $1,094 million (Dec 31, 2009: $1,032 million). Government bonds have a Aaa rating. As at June 26, 2010, the Group also had investments in quoted equity securities for an aggregate value of $641 million (Dec 31, 2009: $10 million), consisting mainly of Micron shares received as a result of the disposal of the Group’s investment in Numonyx. These shares have a six-month lock-up period. As described in note 9d, a significant portion of these shares are hedged with contingent zero-cost collars. Certain of these collars have a maturity longer than 12 months as at June 26, 2010. As a consequence the underlying shares hedged with these collars are classified as non-current equity instruments for a total amount of $189 million.

Available-for-sale investments – unquoted debt instruments

The auction-rate securities, which have a final maturity up to 40 years, were purchased in the Group’s account by Credit Suisse Securities LLC contrary to the Group’s instructions.

On February 16, 2009, the Group announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded the Group, in connection with such unauthorized auction rate securities, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, the Group is entitled to retain an interest award of approximately $27 million, out of which $25 million has already been paid, plus interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until the Award is paid in full. The Group petitioned the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse responded by seeking to vacate the FINRA award.

In December 2009, Credit Suisse, because of its contingent interest in certain securities held by the Group and issued by Deutsche Bank, requested that the Group either tender the securities or accept that the amount that would be received by the Group pursuant to such tender be deducted from the sum to be collected by the Group if and when the FINRA award is confirmed and enforced. Pursuant to legal advice, and while reserving its legal rights, the Group participated in the tender offer, sold Auction Rate Securities with a face value of $154 million and collected $75 million.

On March 19, 2010, in connection with the Group’s legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Group’s instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in its favor for more than $431 million, including collected interest, entered into in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting the Group’s petition to affirm the award and directing Credit Suisse to pay the unpaid balance. Based on the ruling the Group should receive approximately $358 million, which include

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

approximately $27 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of the securities, as described above. This ruling can be appealed by Credit Suisse to the Court of Appeals for the Second Circuit upon resolution of all post judgment motions.

Upon receipt of the award, the Group will transfer ownership of the portfolio of unauthorized auction rate securities to Credit Suisse. Until the award is executed, the Group will continue to own the Auction Rate Securities and, consequently, will account for them in the same manner as in the prior periods. Since the beginning of 2008, the fair value measure of these securities has been based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which the Group believes approximates the orderly exit value in the current market. The estimated value of these securities could further decrease due to a deterioration of the specific indexes used for the evaluation. Fair value measurement information is further detailed in Note 9e.

Long-term subordinated notes

The Group received upon the creation of Numonyx long-term subordinated notes amounting to $156 million at inception, bearing interest at market rates and with a maturity as at March 30, 2038. These long-term notes yield 9.5% interest, generally payable in kind for seven years and in cash thereafter. These notes were partially repaid as a result of the transaction with Micron as described in Note 6. The remaining amount of $78 million as at June 26, 2010 is presented as Current Subordinated Notes from Numonyx since it represents the future full ownership of the M6 facility in Catania, Italy, which the Group has committed to contribute to a new photovoltaic joint initiative among Enel, Sharp and the Group. Numonyx effectively contributed the M6 facility to a company called 3Sun Srl on July 1, 2010.

Restricted cash

In 2004, the Group signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Group contributed $250 million for a 33% equity interest. Additionally, the Group originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. On March 30, 2008, the investment in the joint venture, which amounted to $291 million at the time, was transferred to Numonyx upon the formation of that entity.

  Due to regulatory and withholding tax issues the Group could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, the Group entered into a ten-year term debt guarantee agreement with an external financial institution through

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

which the Group guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Group placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Group, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Group’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. The debt guarantee resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction.

Under the terms of the recently signed agreement to sell Numonyx to Micron, the Company has continued to retain the $250 million deposit with DBS Bank Ltd. in Singapore, which is intended to guarantee the Hynix-Numonyx joint venture’s debt financing for such amount. Under the terms of the joint venture agreement with Hynix, upon the closing of the sale of Numonyx, Hynix and Numonyx have certain rights to buy or sell or cause the other party to buy or sell their interests in the Hynix JV. The Group has entered into an agreement with Micron and Numonyx that provides that, in the event that Hynix exercises its right to purchase Numonyx’s  interest in the Hynix joint venture following the closing of the Numonyx transaction, Numonyx will take over all or part of the Group’s obligations under the guarantee. On May 31, 2010, Numonyx notified the Company that on May 28, 2010, Hynix delivered a call option exercise notice to them. As at June 26, 2010, the transaction is not yet completed and the Company will be released of its obligations under the guarantee during the third quarter of 2010. The debt guarantee obligation is now reported on the line “Other current financial liabilities” in the consolidated balance sheet as at June 26, 2010.

Short-term deposits

In the first half of 2010, the Company invested $62 million of cash in short-term deposits with a maturity of one year. These deposits are held at one bank with minimum long-term rating of Aa2/AA. Interest on this deposit is paid at maturity with interest rates fixed at inception for the duration of the deposit. The principal will be repaid at final maturity.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

b)	Other financial liabilities

	(unaudited)	(audited)
In millions of USD	June 26, 2010	December 31, 2009
Other financial liabilities (including derivatives)
Other financial liabilities
Debt financial guarantee Numonyx	-	39
Debt financial guarantee Hynix	17	17
Total other financial liabilities	17	56
Current	17	-
Non-current	-	56
Derivative financial instruments
Cash flow hedges
Forward foreign exchange contracts	61	11
Purchased currency options	3	8
Derivatives not designated as hedges
Forward foreign exchange contracts	65	-
Purchased currency options	2	15
Total derivatives financial instruments	131	34
Current	131	34
Non-current	-	-
Total other financial liabilities (including derivatives)	148	90
Total current	148	34
Total non-current	-	56

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

c)	Interest-bearing loans and borrowings

	(unaudited)	(audited)
In millions of USD	June 26, 2010	December 31, 2009
Bank loans
1.79% due 2010, floating rate at LIBOR + 1.0%	-	40
Funding program loans from European Investment Bank
0.27% (w.a.*), floating interest rate at LIBOR + 0.017%	100	100
0.31% (w.a.*), floating interest rate at LIBOR + 0.026%	56	56
0.33% (w.a.*), floating interest rate at LIBOR + 0.052%	116	136
0.57% (w.a.*), floating interest rate at LIBOR + 0.317%	180	180
0.49% (w.a.*), floating interest rate at LIBOR + 0.213%	200	200
Other Funding program loans
0.90% (w.a.*), due 2010, fixed interest rate	5	12
3.27% (w.a.*), due 2012, fixed interest rate	6	6
0.50% (w.a.*), due 2013, fixed interest rate	2	3
0.50% (w.a.*), due 2014, fixed interest rate	6	8
0.50% (w.a.*), due 2016, fixed interest rate	2	2
3.24% (w.a.*), due 2017, fixed interest rate	51	67
Finance leases:
5.39% (w.a.*), due 2011, fixed interest rate	4	8
5.00% (w.a.*), due 2013, fixed interest rate	79	93
6.00% (w.a.*), due 2014, fixed interest rate	8	9
5.29% (w.a.*), due 2017, fixed interest rate	2	2
Senior Bonds
1.12%, due 2013, floating interest rate Euribor + 0.40%	615	720
Convertible Bonds
4.92% convertible bonds due 2016	554	753
Total interest-bearing loans and borrowings	1,986	2,395
Total current	706	201
Total non-current	1,280	2,194
* Weighted average

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

Convertible debt

In February 2006, the Group issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Group of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at the adjusted conversion rate of 43.363087 shares per one thousand dollar face value of the bonds corresponding to 42,235,646 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds.

In December 2009 and during the first half of 2010, the Group repurchased for an aggregated amount of $350 million principal amount for a total cash consideration of $370 million. The Group allocated the consideration paid to the separate components of the convertible bonds using a method consistent with that used in the original allocation to the separate components of the proceeds received by the Group when the convertible instrument was issued. The result of these transactions is summarized as follows:

In millions of USD	December 2009	January 2010	May 2010	Total for 2010
Principal amount repurchased	98	200	52	252
Decrease in value of liability component of 2016 convertible bonds	85	173	46	219
Decrease in value of equity component of 2016 convertible bonds	11	25	6	31
Loss on repurchase of 2016 convertible bonds	7	14	3	17
Cash consideration	103	212	55	267

d)	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

the Company’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options. The Company also hedges certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses through the use of currency forward contracts. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options.

These derivative instruments are designated and qualify for cash flow hedge. They are reflected at their fair value in the consolidated statement of position. The gain or loss from the effective portion of the hedge is reported in the statement of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge between 40% and 70% of the total forecasted transactions for manufacturing costs. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 12 months.

As at June 26, 2010, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	507
Currency options	70

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

Interest rate risk

Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s interest rate risk arises mainly from long-term borrowings at fixed rates. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Other market risk

As part of its ongoing investing and financing activities, the Group may from time to time enter into certain derivative transactions. In the first half of 2010, the Company purchased a put option in order to hedge a potential equity position in Micron, for a total notional amount of 10 million shares. The put option was classified as financial asset at fair value through profit or loss. On April 6, 2010, the Group entered into a written call option, with a notional amount of 5 million shares, to be combined to the existing purchased put in order to structure a zero-cost collar as a single hedging instrument of the highly probable forecasted sale of Micron shares to be received upon the sale of Numonyx equity investment as described in note 6. The combined options did not meet the criteria of IAS 39 to qualify as a cash flow hedge. As a result, the change in fair value of the hedging instrument will be reported in “Finance income” or “Finance costs” in the income statement. As at June 26, 2010, the fair value of the combined options has decreased by $4 million.

In addition to the combined options as described above, the Group entered in April 2010 into three contingent zero-cost collars to hedge forecasted sales of Micron shares for a total notional amount of approximately 40 million shares. The hedged forecasted sales have been assessed to be highly probable transactions, from inception of the hedge and on an on-going basis, and the hedging transaction qualifies for cash flow hedge. The contingency premium paid on these instruments, which totaled $9 million, was excluded from effectiveness measurement and recorded immediately in the consolidated income statement on the line “Finance costs”. The hedge effectiveness measurement of these three collars is based on their intrinsic value and the Group will recognize in other comprehensive income the change in fair value of the hedging instruments due to their intrinsic value while changes due to the time value are immediately recognized in “Finance Income” or “Finance Costs” in the income statement. During the first half of 2010, changes in fair value of the hedging instruments were entirely due to changes in the time value of the instruments and a gain of $18 million was recognized in “Finance income” in the income statement.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

e)	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) June 26, 2010	(audited) December 31, 2009	(unaudited) June 26, 2010	(audited) December 31, 2009
Financial assets
Trade receivables	1,442	1,366	1,442	1,366
Other receivables and assets	630	718	630	718
Available for sale financial investments	1,901	1,286	1,901	1,286
Financial assets at fair value through profit or loss (excluding derivatives)	22	-	22	-
Restricted cash	250	250	250	250
Other financial assets	314	220	314	220
Cash and cash equivalents	1,268	1,588	1,268	1,588
Financial liabilities
Interest-bearing loans and borrowings (including current portion)	1,986	2,370	2,014	2,473
Other non-current financial liabilities	-	56	-	56
Trade accounts payable	1,345	883	1,345	883
Other payables and accrued liabilities	751	507	751	507
Other current financial liabilities	148	34	148	34

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•
Trade receivables, cash and cash equivalents, trade accounts payable, other payables and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Other receivable and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net discounted present value.

•	Available for sale financial investments:

o
The fair value of government bonds, quoted equity securities and floating rate notes, with the exception of the floating rate notes issued by Lehman Brothers, is determined based upon quoted market prices for the identical instruments. Since 2008, the fair value of the floating rate notes issued by Lehman Brothers relies on information received from a major credit rating entity based on historical recovery rates,

o
Since 2008, the fair value of auction-rate securities is based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which the Group believes approximates the orderly exit value in the current market.

o
The fair value of the long-term subordinated note is estimated based on publicly available fixed interest swap rates for instrument with similar maturities, taking into account the credit risk feature of the issuer of the debt securities.

o	The fair value of unquoted equity securities is estimated based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

o	The fair value of quoted equity securities is based on the quoted price per share adjusted to reflect any applicable restrictions.

•	The fair value of restricted cash is its carrying amount

•
The fair value of interest-bearing loans and borrowings is determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

•	The fair value of derivatives instruments is determined based upon quoted market prices for identical instruments.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at June 26, 2010, the Group held the following financial instruments measured at fair value:

In millions of USD	June 26, 2010 (unaudited)	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Forward foreign exchange contracts	3	3	-	-
Quoted equity securities	22	22	-	-
Combined options	3	3	-	-
Cash flow hedges
Forward foreign exchange contracts	1	1	-	-
Contingent zero-cost collar	18	18	-	-
Available-for-sale financial assets
Available-for-sale investments – quoted debt and equity securities	1,735	1,724	-	11
Available-for-sale investments – unquoted debt securities	135	-	-	135
Available-for-sale investments – unquoted equity securities	31	-	-	31
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Forward foreign exchange contracts	65	65	-	-
Purchased currency options	2	2	-	-
Cash flow hedges
Forward foreign exchange contracts	61	61	-	-
Purchased currency options	3	3	-	-

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

During the reporting period ending June 26, 2010, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and June 26, 2010 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2010 (audited)	255
Change in fair value of Auction Rate Securities	15
Change in fair value of unquoted equity securities	2
Paid-in-kind interest on Numonyx subordinated notes	6
Change in fair value on Numonyx subordinated notes, before tax	2
Extinguishment of Numonyx subordinated notes	(103)
As at June 26, 2010 (unaudited)	177
Amount of total losses for the period included in the income statement attributable to assets still held at the reporting date	-

10.	Inventories

Inventories consisted of the following:

	(unaudited)	(audited)
In millions of USD	June 26, 2010	December 31, 2009
Raw materials	68	73
Work-in-process	812	769
Finished products	422	433
Total	1,302	1,275

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

11.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	(unaudited)	(audited)
In millions of USD	June 26, 2010	December 31, 2009
Cash at bank and in hand	366	99
Deposits at call with banks	902	1,489
Total	1,268	1,588

12.	Cash generated from operations

Cash generated from operations is detailed as follows:

	(unaudited)
In millions of USD	June 26, 2010	June 27, 2009
Net result	214	(923)
Depreciation and amortization	745	785
Interest expense on convertible debt	15	8
Impairment and realized losses on financial assets	-	72
Loss / (Gain) on financial assets	(4)	8
Loss on convertible debt repurchase	17	-
Other non-cash items	7	8
Deferred income tax	1	(7)
Accrued income tax	(114)	-
Share of loss of associate, impairments or reversal of impairments on investments in associates	(182)	282
Impairment, restructuring and other related closure costs, net of cash payments	(19)	(65)
Trade receivables, net	(88)	(165)
Inventories, net	(103)	368
Trade payables	417	18
Other assets and liabilities net	5	(89)
Cash generated from operations	911	300

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

13.	Equity

a)	Outstanding shares

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at June 26, 2010, the number of common shares issued was 910,339,305 shares (December 31, 2009: 910,319,305 shares).

As at June 26, 2010, the number of common shares outstanding was 881,251,879 shares (December 31, 2009: 878,333,566 shares).

b)	Preference shares

On November 27, 2006 the Supervisory Board of STMicroelectronics approved the termination of the existing option agreement between STMicroelectronics and STMicroelectronics Holding II B.V. entered into in 1999 in order to protect the Group from a hostile takeover or other similar action. On the same date, the Supervisory Board of STMicroelectronics approved the substitution of such agreement by a new agreement of substantially similar terms between STMicroelectronics and a Dutch independent Foundation, Stichting Continuïteit ST. The new option agreement provides for the issuance of 540,000,000 preference shares. Any such shares would be issued by STMicroelectronics to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Group receiving an unsolicited offer or there being the threat of such an offer; (ii) STMicroelectronics’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Group and its stakeholders. The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The preference shares may remain outstanding for no longer than two years. There was no preference shares issued as of June 26, 2010.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

c)	Treasury shares

As announced on April 2, 2008 following the authorization by the Supervisory Board to repurchase up to 30 million shares of its common stock, the Group acquired in 2008 29,520,220 shares, for a total amount of approximately $313 million, of which $231 million was paid in 2008. The repurchase was reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007, 2008 and 2009 Annual General Meeting of Shareholders. As of June 26, 2010, 13,832,794 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 2,898,313 in the first half of 2010.

As of June 26, 2010, the Company owned a number of treasury shares equivalent to 29,087,426.

d)	Other reserves

Other reserves include the following components as at June 26, 2010:

In millions of USD	2016 Share conversion option reserve	Share- based compen- sation reserve	Available- for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Total other reserves
As at January 1, 2010 (audited)	260	432	(4)	5	1,174	1,867
Repurchase of 2016 convertible bonds	(31)					(31)
Share-based compensation expense for the period	-	17	-	-	-	17
Net movement recognized in the statement of comprehensive income	-	-	76	(63)	(487)	(474)
As at June 26, 2010 (unaudited)	229	449	72	(58)	687	1,379

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

2016 Share conversion option

The 2016 Share conversion option reserve is used to recognize the equity component of the 2016 Convertible bond.

Share-based compensation reserve

The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration.

Cash Flow hedge reserve

The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date. Also recorded here as a separate component, is the effective portion of the gain or loss on hedging instruments in cash flow hedges.

Available-for-sale (AFS) reserve

This reserve records fair value changes on available-for-sale financial assets.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

e)	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 20, 2009, the distribution of a cash dividend of $0.12 per common share to be paid in four equal installments was approved by the Company’s shareholders. Through December 31, 2009, payments were made for an amount of $79 million including the payment of $3 million for the related withholding tax. The remaining $0.03 per share cash dividend totaling $26 million was paid in the first quarter of 2010.

At the Company’s annual general meeting of shareholders held on May 25, 2010, the distribution of a cash dividend of $0.28 per common share to be paid in four equal installments was approved by the Company’s shareholders.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

14.	Provisions for restructuring

As at June 26, 2010, provisions for risks amounted to $360 million (December 31, 2009: $399 million) of which $117 million are classified as non-current. Movements during for the first half 2010 are mainly due to movements in the provisions for restructuring which are detailed as follows:

In millions of USD	Manufacturing Restructuring plan	ST-Ericsson restructuring plan	Other restructuring initiatives	Restructuring provision
As at January 1, 2010 (audited)	67	83	53	203
Expense recognized during the period	8	36	3	47
Amounts paid	(18)	(25)	(22)	(65)
Discount expense	1	-	-	1
Currency translation effect	-	(12)	(4)	(16)
As at June 26, 2010 (unaudited)	58	82	30	170

The Group recorded in the first half of 2010 restructuring charges totaling $36 million, pursuant to the ST-Ericsson restructuring plan announced and expanded in 2009. These restructuring charges primarily relate to on-going termination benefits for involuntary leaves, mainly in European locations.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

15.	Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

	(unaudited)
In millions of USD	June 26, 2010	June 27, 2009
Depreciation and amortization	745	785
Employee benefit expenses	1,602	1,544
Purchase of materials and subcontracting services	1,892	1,373
Changes in inventories	(103)	368
Transportation	63	53
Royalties and patents	57	46
Advertising costs	6	7
Other expenses	440	290
Total cost of sales, research and development, and selling, general and administrative	4,702	4,466

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	June 26, 2010	June 27, 2009
Wages and salaries	1,211	1,172
Social security costs	310	312
Share-based compensation expense	14	38
Pension costs	67	22
Total employee benefit expenses	1,602	1,544
Of which included in:
Cost of sales	638	589
Selling, general and administrative	358	350
Research and development	606	605

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

16.	Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	June 26, 2010	June 27, 2009
Research and development funding	49	131
Foreign exchange forward contracts	-	31
Net foreign exchange gain	3	13
Gain on sale of non-current assets	2	-
Other	1	1
Total other income	55	176

Other expenses consisted of the following:

	(unaudited)
In millions of USD	June 26, 2010	June 27, 2009
Start-up / Phase out costs	5	34
Patent litigation costs	5	12
Foreign exchange forward contracts	90	-
Change in fair value of interest swap	-	8
Other expenses	2	8
Total other expenses	102	62

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees, netted against settlements, which primarily includes reimbursements of prior patent litigation costs.

17.	Earnings per share

For the period ended June 26, 2010 and June 27, 2009, earnings (losses) per share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD	June 26, 2010	June 27, 2009
Basic EPS
Net result	349	(790)
Weighted average shares outstanding	879,115,791	875,473,813
Basic EPS	0.40	(0.90)
Diluted EPS
Net result	349	(790)
Net result adjusted	349	(790)
Weighted average shares outstanding	879,115,791	875,473,813
Dilutive effect of stock options	-	-
Dilutive effect of non-vested shares	2,507,804	-
Dilutive effect of convertible debt	5,624	-
Number of shares used for diluted EPS	881,629,219	875,473,813
Diluted EPS	0.40	(0.90)

As at June 26, 2010, common shares issued were 910,339,305 shares, of which 29,087,426 shares were owned by the Group as treasury shares.

As at June 26, 2010, there were outstanding stock options exercisable into the equivalent of 37,050,935 common shares. There was also the equivalent of 27,361,044 common shares outstanding for convertible debt, out of which 5,624 for 2013 bonds and 27,355,420 for the 2016 bonds. None of these bonds have been converted into shares during the six months ended June 26, 2010.

Semi-Annual Report 2010 – Notes to the Interim Condensed Consolidated Financial Statements

18.	Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	(unaudited)
In millions of USD	June 26, 2010	June 27, 2009
Sales and other services	154	149
Research and development expenses	(129)	(112)
Other purchases	(18)	(33)
Other income and expenses	(3)	(19)
Accounts receivable	71	129
Accounts payable	(50)	(66)
Other assets (liabilities)	-	(1)

For the periods ended June 26, 2010 and June 27, 2009, the related party transactions were primarily with significant shareholders of the Group, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. One of the members of the Company’s Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of the Supervisory Board is the Chairman of France Telecom and a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of the Supervisory Board members are non-executive directors of Soitec, one of the Supervisory Board members was the CEO of Groupe Bull until May 10, 2010, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of the Supervisory Board is a director of Oracle Corporation (“Oracle”), Flextronics International and Dice Holdings. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to the Group. The Group has a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. The Group has certain licensing agreements with ARM, and has conducted transactions with Soitec and BESI as well as with Technicolor, Flextronics and a subsidiary of Groupe Bull. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of the Company’s Supervisory Board members and they are made on an arms-length basis in line with market practices and conditions. The related party transactions presented in the table above also include transactions between the Group and its associates as listed in Note 6.

Semi-annual report 2010 – Sole Member of the Managing Board’s Statement

III.	Sole Member of the Managing Board’s statement

The  Sole Member of the Managing Board hereby declares that, to the best of its knowledge, the interim condensed consolidated financial statements, which have been prepared in accordance with the applicable financial reporting standards for interim reporting, give a true and fair view of the assets, liabilities, financial position and  profit or loss of STMicroelectronics N.V., and the undertakings included in the consolidation as a whole, and the semi-annual directors’ report includes a fair review of the information required pursuant to section 5:25d subsections 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

C. Bozotti, Sole Member of the Managing Board

Semi-annual report 2010 – Sole Member of the Managing Board’s Statement

IV.	About STMicroelectronics

STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2008, the Group’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

All of STMicroelectronics’ press releases are available at:
http://www.st.com/stonline/press/news/latest.htm.

All of ST-Ericsson’s press releases are available at:
http://www.stericsson.com/press/press_releases.jsp.

IPAD, MDmesh and SuperMESH are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 27, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer